Mail Stop 4561
Via fax: (651) 767-4940

January 29, 2010

Mr. Stefan Schulz
Chief Financial Officer
Lawson Software, Inc.
380 St. Peter Street
St. Paul, MN 55102

> **Re:** **Lawson Software, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed July 16, 2009**
> **File No. 000-51942**

Dear Mr. Schulz:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2009

Item 1. Business, page 1

1.   You do not appear to have provided any disclosure about major customers or distributors in this section. Also, we note from the risk factor on page 16 that you license third-party software products that you incorporate into, or resell with, your own software products, but you do not provide any disclosure about major suppliers in this section. Please advise. See Items 101(c)(1)(iii) and (vii) of Regulation S-K. We note that you have filed agreements with IBM, StreamServe

and Micro Focus International Holdings as exhibits. However, you do not appear to have provided a discussion of the material terms of these agreements in your Form 10-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management Overview, page 27

2.   Your discussion should include disclosure of all currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. We note from page 47 that you have spent more than $100 million in each of the past two years to repurchase shares of your common stock. Tell us what consideration you gave to identifying these repurchases as a trend in your Management's Discussion and providing analysis regarding management's decision to devote significant resources to making such purchases rather than to other purposes, such as research and development or marketing. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Results of Operations, page 35

3.   We note you state on page 36 that license fees were favorably impacted by a targeted sales campaign, whereby you offered special terms for customers adding new products to their Lawson solutions. Please tell us what these special terms were and to the extent they differed from your typical contract terms, what considerations were made in recognizing revenue for the sale of these products.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation, page 67

4.   We note your disclosure stating the results of fiscal 2009 include reductions to net income of approximately $2.3 million primarily resulting from a $1.9 million under accruals of sales incentive compensation recorded in the first quarter of fiscal 2009 that should have been recorded in the fourth quarter of fiscal 2008. You conclude that the impact of these adjustments were immaterial to the fiscal 2009 results of operations. Please clarify whether you present the $1.9 million adjustment on a pre-tax or net-of-tax basis. To the extent that this adjustment is net-of tax, then please explain in greater detail how you determined this error was not material for each period impacted. Also, provide your SAB 99 analysis that supports your conclusions.

Note 7. Long-Term Debt and Credit Facilities, page 100

5.   In your disclosures regarding the senior convertible notes, we note that you estimated the fair value of the hedge transaction asset and warrant liability using the Black-Scholes option pricing model and considered the credit risk of Lehman OTC. However, we further note that you do not disclose the value of the asset or the liability as of May 31, 2009 or where these amounts are classified on the financial statements. Please tell us what the values of these items are and where they are classified and tell us how you considered including this information in your disclosures.

Exhibit 23.1

6.   We note that the consent from your independent auditors references a report dated July 9, 2009, however, the Report of Independent Registered Public Accounting Firm included in your Form 10-K is dated July 15, 2009. Please revise to include a corrected consent.

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed on August 28, 2009)

Discretionary Cash Bonus, page 26

7.   We note your disclosure in this section that the aggregate $1,000,000 discretionary bonus was allocated to the recipients on a pro rata basis based on each recipient's fiscal 2009 ELRP target. Please explain in greater detail how the compensation committee calculated the discretionary bonus received by each of the named executive officers.

Equity Incentive Plans, page 27

8.   You indicate in this section that the amount of stock options and restricted stock units awarded to your named executive officers in 2009 was based on market data related to the equity compensation paid to officers in comparable positions. Please explain in greater detail how your compensation committee used the peer group data to determine the size of the equity awards granted to your named executive officers. For example, please tell us if in determining the award amounts the compensation committee targeted a particular percentile of the peer group data.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456.

Sincerely,

Kathleen Collins
Accounting Branch Chief